FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 31, 2011
& the month of November 2011

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 31 October 2011.

2.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 November 2011.

3.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 November 2011.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 November 2011.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 November 2011.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 November 2011.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 November 2011.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 8 November 2011.

9.	Press release entitled, “AstraZeneca and Targacept announce first top-line Phase III results for TC-5214 as an adjunct treatment in patients with major depressive disorder”, dated 8 November 2011.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 November 2011.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 November 2011.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 November 2011.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 November 2011.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 15 November 2011.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 November 2011.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 November 2011.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 November 2011.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 21 November 2011.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 22 November 2011.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 November 2011.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 November 2011.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 November 2011.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 28 November 2011.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 November 2011.

25.	Press release entitled, “KOMBOGLYZE™ receives marketing authorisation in the European Union for adult patients with Type 2 diabetes”, dated 29 November 2011.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 November 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 December 2011	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 October 2011, it purchased for cancellation 677,122 ordinary shares of AstraZeneca PLC at a price of 3058 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,319,923,810.

A C N Kemp
Company Secretary
31 October 2011

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 31 October 2011, it purchased for cancellation 665,284 ordinary shares of AstraZeneca PLC at a price of 3015 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,319,365,124.

A C N Kemp
Company Secretary
1 November 2011

Item 3

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 October 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,319,374,294 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,319,374,294.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 November 2011

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 1 November 2011, it purchased for cancellation 691,301 ordinary shares of AstraZeneca PLC at a price of 2944 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,318,682,993.

A C N Kemp
Company Secretary
2 November 2011

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 November 2011, it purchased for cancellation 686,776 ordinary shares of AstraZeneca PLC at a price of 2941 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,317,998,223.

A C N Kemp
Company Secretary
3 November 2011

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 November 2011, it purchased for cancellation 703,672 ordinary shares of AstraZeneca PLC at a price of 2959 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,317,296,198.

A C N Kemp
Company Secretary
4 November 2011

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 November 2011, it purchased for cancellation 705,004 ordinary shares of AstraZeneca PLC at a price of 2982 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,316,591,950.

A C N Kemp
Company Secretary
7 November 2011

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 November 2011, it purchased for cancellation 714,585 ordinary shares of AstraZeneca PLC at a price of 2954 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,315,882,382.

A C N Kemp
Company Secretary
8 November 2011

Item 9

ASTRAZENECA AND TARGACEPT ANNOUNCE FIRST TOP-LINE PHASE III RESULTS FOR TC-5214 AS AN ADJUNCT TREATMENT IN PATIENTS WITH MAJOR DEPRESSIVE DISORDER

AstraZeneca and Targacept, Inc. today announced top-line results from the first of four RENAISSANCE Phase III studies investigating the efficacy and tolerability of TC-5214 as an adjunct therapy to an antidepressant in patients with major depressive disorder (MDD) who do not respond adequately to initial antidepressant treatment. The study did not meet its primary endpoint of change on the Montgomery-Asberg Depression Rating Scale (MADRS) after eight weeks of treatment with TC-5214 as compared to placebo.

TC-5214 was overall well tolerated in the study and showed an adverse event profile generally consistent with the earlier Phase IIb study. Analyses of the full data set from the RENAISSANCE 3 study remain ongoing.

The RENAISSANCE clinical trial programme consists of four randomised, double blind, placebo controlled Phase III efficacy and tolerability studies and a fifth long-term safety study. The results announced today are from the RENAISSANCE 3 study, a flexible dose trial conducted in Europe. All RENAISSANCE Phase III studies have now completed enrolment, and reporting of all results is expected by the first half of 2012.

TC-5214 has the potential to be a first-in-class nicotinic channel modulator to serve as an adjunct treatment for MDD in patients with an inadequate response to initial antidepressant therapies, for example, selective serotonin reuptake inhibitors (SSRIs) or serotonin/norephinephrine reuptake inhibitors (SNRIs).

An NDA filing in the US is planned for the second half of 2012, with an MAA filing in the EU targeted for 2015.

– ENDS –

NOTES TO EDITORS

Targacept and AstraZeneca Collaboration
In December 2009, AstraZeneca and Targacept signed a collaboration and license agreement for the global development and commercialisation of TC-5214.  The initial goal for the collaboration is to develop TC-5214 as an adjunct treatment for MDD in patients with an inadequate response to an SSRI or SNRI.

About the Montgomery-Asberg Depression Rating Scale
The Montgomery-Asberg Depression Rating Scale (MADRS) is a commonly used 10-item questionnaire that psychiatrists employ to measure the severity of depressive episodes in patients with mood disorders.

About MDD
MDD is characterised by one or more major depressive episodes without a history of manic, mixed or hypomanic episodes. The essential feature of a major depressive episode is a period of at least two weeks during which there is depressed mood or the loss of interest or pleasure in nearly all activities. In the large-scale STAR*D study sponsored by the US National Institute of Mental Health between 2001 and 2006, approximately 63 per cent of patients with MDD did not achieve study-defined remission with first-line treatment with the SSRI citalopram hydrobromide.

RENAISSANCE Programme
The RENAISSANCE Programme consists of five studies.  In this first study RENAISSANCE 3, there were 780 patients with MDD that were screened at 79 sites in Europe, of which 624 initially received one of seven SSRIs or SNRIs on an open label basis for eight weeks to determine the extent of therapeutic response.  At the end of the eight weeks, 295 patients who did not respond adequately, based on predefined criteria, were randomized into the double blind phase of the study and received either a flexible dose of TC-5214 or placebo, twice daily, while continuing the SSRI or SNRI therapy for an additional eight weeks.  The dosage of TC-5214 was initially 2 mg/day and could be increased at the discretion of the investigator to 4 mg/day and 8 mg/day based on tolerability and therapeutic response.

In addition to RENAISSANCE 3, there is one more flexible dose study (RENAISSANCE 2) and two fixed dose studies (RENAISSANCE 4 and RENAISSANCE 5) designed to evaluate the efficacy and tolerability of TC-5214 as an adjunct treatment to SSRI/SNRI therapy. RENAISSANCE 7 is a randomised, double blind, placebo controlled, long-term safety study in which patients receive TC-5214 or placebo, plus baseline SSRI/SNRI, for one year.

About Targacept
Targacept is developing a diverse pipeline of innovative NNR Therapeutics™ for difficult-to-treat diseases and disorders of the nervous system. NNR Therapeutics selectively modulate the activity of specific neuronal nicotinic receptors, a unique class of proteins that regulate vital biological functions that are impaired in various disease states. Targacept's lead program, TC-5214, is being co-developed with AstraZeneca and is in Phase III clinical trials as an adjunct treatment for major depressive disorder. Targacept leverages its scientific leadership and proprietary drug discovery platform Pentad™ to generate novel small molecule product candidates to fuel its pipeline and attract significant collaborations with global pharmaceutical companies.  For more information, please visit www.targacept.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

8 November 2011

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 November 2011, it purchased for cancellation 728,509 ordinary shares of AstraZeneca PLC at a price of 2872 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,315,158,123.

A C N Kemp
Company Secretary
9 November 2011

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 November 2011, it purchased for cancellation 792,516 ordinary shares of AstraZeneca PLC at a price of 2847 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,314,365,967.

A C N Kemp
Company Secretary
10 November 2011

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 November 2011, it purchased for cancellation 794,008 ordinary shares of AstraZeneca PLC at a price of 2843 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,313,571,959.

A C N Kemp
Company Secretary
11 November 2011

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 November 2011, it purchased for cancellation 800,408 ordinary shares of AstraZeneca PLC at a price of 2889 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,312,772,630.

A C N Kemp
Company Secretary
14 November 2011

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 November 2011, it purchased for cancellation 828,832 ordinary shares of AstraZeneca PLC at a price of 2901 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,311,947,273.

A C N Kemp
Company Secretary
15 November 2011

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 November 2011, it purchased for cancellation 828,911 ordinary shares of AstraZeneca PLC at a price of 2899 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,311,122,472.

A C N Kemp
Company Secretary
16 November 2011

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 November 2011, it purchased for cancellation 830,809 ordinary shares of AstraZeneca PLC at a price of 2887 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,310,292,849.

A C N Kemp
Company Secretary
17 November 2011

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 November 2011, it purchased for cancellation 843,036 ordinary shares of AstraZeneca PLC at a price of 2876 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,309,458,907.

A C N Kemp
Company Secretary
18 November 2011

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 November 2011, it purchased for cancellation 814,329 ordinary shares of AstraZeneca PLC at a price of 2869 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,308,646,187.

A C N Kemp
Company Secretary
21 November 2011

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 November 2011, it purchased for cancellation 803,105 ordinary shares of AstraZeneca PLC at a price of 2819 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,307,844,155.

A C N Kemp
Company Secretary
22 November 2011

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 22 November 2011, it purchased for cancellation 802,475 ordinary shares of AstraZeneca PLC at a price of 2793 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,307,042,299.

A C N Kemp
Company Secretary
23 November 2011

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 November 2011, it purchased for cancellation 816,978 ordinary shares of AstraZeneca PLC at a price of 2768 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,306,225,613.

A C N Kemp
Company Secretary
24 November 2011

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 November 2011, it purchased for cancellation 822,961 ordinary shares of AstraZeneca PLC at a price of 2734 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,305,412,606.

A C N Kemp
Company Secretary
25 November 2011

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 November 2011, it purchased for cancellation 758,445 ordinary shares of AstraZeneca PLC at a price of 2741 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,304,654,161.

A C N Kemp
Company Secretary
28 November 2011

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 November 2011, it purchased for cancellation 771,388 ordinary shares of AstraZeneca PLC at a price of 2806 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,303,883,230.

A C N Kemp
Company Secretary
29 November 2011

Item 25

KOMBOGLYZE™ RECEIVES MARKETING AUTHORISATION IN THE EUROPEAN UNION FOR ADULT PATIENTS WITH TYPE 2 DIABETES

AstraZeneca and Bristol-Myers Squibb Company announced today that the European Commission has granted marketing authorisation for KOMBOGLYZETM (saxagliptin and metformin HCl immediate-release fixed dose combination) that will cover the 27 Member States of the European Union.

The indication for KOMBOGLYZE is as an adjunct to diet and exercise to improve glycaemic control in adult patients aged 18 years and older with Type 2 diabetes mellitus inadequately controlled on their maximally tolerated dose of metformin alone or those already being treated with the combination of saxagliptin and metformin as separate tablets.

KOMBOGLYZE combines saxagliptin (ONGLYZA®), a DPP-4 inhibitor, and metformin immediate-release (metformin IR), a biguanide, in one convenient tablet for the treatment of Type 2 diabetes. The approval of KOMBOGLYZE is based on a saxagliptin development programme that involved 4,326 patients, including 2,158 individuals receiving saxagliptin plus metformin. In the development programme, saxagliptin and metformin were administered as separate components. The bioequivalence of KOMBOGLYZE to co-administered saxagliptin and metformin was demonstrated in additional studies.

NOTES TO EDITORS

About Type 2 Diabetes
By the end of 2011, diabetes is estimated to affect nearly 53 million people aged 20-79 in Europe, and this figure is projected to rise to more than 64 million by 2030.2 Type 2 diabetes accounts for approximately 90 to 95% of all cases of diagnosed diabetes in adults. Type 2 diabetes is a chronic, progressive disease characterised by insulin resistance and/or dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated blood glucose levels. Over time, this sustained hyperglycaemia contributes to worsening insulin resistance and further beta cell dysfunction. Significant unmet needs exist as nearly half of treated patients remain uncontrolled on their current glucose-lowering regimen.

Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise select investigational drugs for Type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of Type 2 diabetes.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

Media Enquiries

Esra Erkal-Paler	+44 20 7604 8030 (24 hours)
Abigail Baron	+44 20 7604 8034 (24 hours)
Isabelle Jouin	+44 20 7604 8031 (24 hours)

Investor Enquiries UK
Karl Hård	+44 20 7604 8123 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124 mob: +44 7585 404950

Investor Enquiries US
Ed Seage	+1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506 mob: +1 917 612 4043

29 November 2011

- ENDS -

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 November 2011, it purchased for cancellation 805,994 ordinary shares of AstraZeneca PLC at a price of 2831 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 3 October 2011 to 16 December 2011.

Upon the cancellation of these shares, the number of shares in issue will be 1,303,078,015.

A C N Kemp
Company Secretary
30 November 2011